Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 9 DATED JULY 6, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 21, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Potential Investments

Fairview Court Townhomes – Vancouver, Washington

There is a reasonable probability that we may acquire an approximately $6,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Fairview Court Townhomes, a 93-unit, Class A townhome community (the “Property”) in Vancouver, Washington, which city is located in the Portland, Oregon Metropolitan Statistical Area. If the Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

Built in 2015, the Property consists of 93 residential units, 97% of which are two- and three-bedroom townhome floor plans with in-unit washers and dryers, direct access garages and fenced-in yards. The business plan for the Property is to grow revenues and cash flow by renovating all units with quartz countertops, backsplashes, new fixtures, upgraded lighting, new paint, painted garages and new carpet. There will also be capital improvements made at the Property to enhance the amenities, including expanding the common gazebo area, creating an additional gazebo area with fire pit, upgrading the dog park, adding package lockers, and performing deferred maintenance.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.